Exhibit 12-B

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(in millions)

	For the Years Ended December 31

	1999	1998		1997	1996	1995

Earnings

Income before income taxes	$11,026	$25,396		$10,939	$6,793	$6,705

Equity in net (income)/loss of affiliates plus dividends from affiliates	(35)	78		121	36	179

Adjusted fixed charges (a)	9,459	9,215		10,911	10,801	10,556

Earnings	$20,450	$34,689		$21,971	$17,630	$17,440

Combined Fixed Charges and Preferred Stock Dividends

Interest expense (b)	$9,114	$8,919		$10,570	$10,464	$10,121

Interest portion of rental expense (c)	282	245		309	300	396

Preferred stock dividend requirements of majority owned subsidiaries and trusts (d)	55	55		55	55	199

Fixed charges	9,451	9,219		10,934	10,819	10,716

Ford preferred stock dividend requirements (e)	23	122		82	95	459

Total combined fixed charges and preferred stock dividends	$9,474	$9,341		$11,016	$10,914	$11,175

Ratios

Ratio of earnings to fixed charges	2.2	3.8	(f)	2.0	1.6	1.6

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2	3.7	(f)	2.0	1.6	1.6

(a)	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

(b)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(c)	One-third of all rental expense is deemed to be interest.

(d)	Preferred stock dividend requirements of Ford Holdings, Inc. (1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford’s effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.

(e)	Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

(f)	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.